FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March 2019

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☑···Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐···No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82- ..

ITEM 5.02	DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

On March 1, 2019, the Board of Directors of Euro Tech Holdings Company Limited (the “Company”) appointed Mr. David YL Leung as an addition to the existing Board of Directors.

David YL Leung, 44,  has been the General Manager of Yixing Pact Environmental Technology Co., Ltd, Shanghai since 2011. His responsibility includes management of engineering, sales, marketing, projects, and procurement. Before joining Yixing, he was the Business Development Manager of Euro Tech (Far East) Limited, the parent company of Yixing Pact in Hong Kong, and has been working for the parent company for more than 10 years. Mr. Leung has gained a solid sales and marketing experience in distributing power, analytical and scientific testing equipment in Hong Kong and Macau. He has also worked for a high tech Japanese company focused on power and electrical testing instrument in Japan from 2000 and 2001 as a trainee. Mr. Leung is an environmental studies graduate from Carleton University, Ottawa, Canada (1997) with a special focus on Environmental Impact Assessment, and a Master of Management graduate from Macquarie Graduate School of Management, Sydney Australia (2010).

Mr. David YL Leung is the son of Mr. T.C. Leung, the Company’s Chief Executive Officer and Chairman of the Board. There are no other family relationships among any of our current or former directors or executive officers. There are no understandings or arrangements between Mr. Leung and any other person pursuant to which Mr. Leung was appointed to serve as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

March 4, 2019	By:	/s/Jerry Wong
Jerry Wong
Chief Financial Officer

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